UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Amerigon Incorporated
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                    03070L102
         ------------------------------------------------------------
                                 (CUSIP number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                               Wellesley, MA 02181
                                  617-283-8500
--------------------------------------------------------------------------------
      (Name, address and telephone number of person authorized to receive notices and communications)

                                 March 31, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 03070L102    |                         |     Page 2 of 13 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  DDJ Capital Management, LLC                                     |
|         |  04-3300754                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |  SEE ITEM #5                                              (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |  WC                                                              |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEM 2(d) or 2(e)                               [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   525,500                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   525,500                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |                                                                  |
|         |  525,500                                                         |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  4.19%                                                           |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        00                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 03070L102    |                         |     Page 3 of 13 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  DDJ Overseas Corp.                                              |
|         |  98-0151108                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |  SEE ITEM #5                                              (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |  WC                                                              |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEM 2(d) or 2(e)                               [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Cayman Islands                                                  |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   63,600                                            |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   63,600                                            |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |                                                                  |
|         |  63,600                                                          |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  .51%                                                            |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |  CO                                                              |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 03070L102    |                         |     Page 4 of 13 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  The Galileo Fund, L.P.                                          |
|         |  04-3258283                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |  SEE ITEM #5                                              (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |  WC                                                              |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEM 2(d) or 2(e)                               [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Delaware                                                        |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   280,000                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   280,000                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |                                                                  |
|         |  280,000                                                         |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  2.23%                                                           |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |  PN                                                              |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 03070L102    |                         |     Page 5 of 13 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  DDJ Galileo, LLC                                                |
|         |  04-3304422                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |  SEE ITEM #5                                              (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |  WC                                                              |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEM 2(d) or 2(e)                               [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Commonwealth of Massachusetts                                   |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   343,600                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   343,600                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |                                                                  |
|         |  343,600                                                         |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  2.74%                                                           |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |  OO                                                              |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 03070L102    |                         |     Page 6 of 13 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  The Copernicus Fund, L.P.                                       |
|         |  04-3193825                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |  SEE ITEM #5                                              (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |  WC                                                              |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEM 2(d) or 2(e)                               [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Delaware                                                        |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   181,900                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   181,900                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |                                                                  |
|         |  181,900                                                         |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  1.45%                                                           |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |  PN                                                              |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 03070L102    |                         |     Page 7 of 13 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  DDJ Copernicus, LLC                                             |
|         |  04-3304417                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |  SEE ITEM #5                                              (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |  WC                                                              |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEM 2(d) or 2(e)                               [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Commonwealth of Massachusetts                                   |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   181,900                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   181,900                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |                                                                  |
|         |  181,900                                                         |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  1.45%                                                           |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |  OO                                                              |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

|-----------------------|                         |--------------------------|
|CUSIP No. 03070L102    |                         |     Page 8 of 13 Pages   |
|-----------------------|                         |--------------------------|


     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") should be read in conjunction with the Schedule 13D (the "Schedule 13D") dated March 1, 1996 filed with the Securities and Exchange Commission by DDJ Capital Management, LLC., a Massachusetts limited liability company ("DDJ"), relating to the common stock, par value $.0l per share (the "Common Stock" or the "Shares"), of Amerigon Incorporated, a California corporation (the "Issuer" or the "Company"). This Amendment No. 1 amends the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.

     The filing of this Amendment No. 1 is not, and should be deemed to be an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     On March 31, 1997, the Company filed its Form 10K with the Securities and Exchange Commission setting forth an increase in the amount of its outstanding Shares; due to this increase in outstanding Shares, DDJ and the DDJ Affiliates beneficially own less than 5% of the Shares outstanding and from such date are no longer required to file on Schedule 13D. This filing speaks as of March 31, 1997 and does not make any statements with respect to any day following such date.

|-----------------------|                         |--------------------------|
|CUSIP No. 03070L102    |                         |     Page 9 of 13 Pages   |
|-----------------------|                         |--------------------------|


     Item 2. Identity and Background:

     Item 2 is deleted in its entirety and amended as follows:

      This statement is being filed jointly by DDJ Capital Management, LLC. ("DDJ"), a Massachusetts limited liability company, DDJ Overseas Corp., a Cayman Islands corporation, The Galileo Fund, L.P., a Delaware limited partnership, DDJ Galileo, LLC, a Massachusetts limited liability company, The Copernicus Fund, L.P., a Delaware limited partnership and DDJ Copernicus, LLC, a Massachusetts limited liability company. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates". DDJ Copernicus, LLC is the general partner of, and DDJ (as a result of the merger of DDJ Copernicus Management, LLC with DDJ) is the investment manager for The Copernicus Fund, L.P. DDJ Galileo, LLC owns all of the voting securities of, and DDJ (as a result of the merger of DDJ Galileo Management, LLC with DDJ) is the investment manager for DDJ Overseas Corp. DDJ Galileo, LLC is the general partner of, and DDJ (as a result of the merger of DDJ Galileo Management, LLC with DDJ) is the investment manager for The Galileo Fund, L.P. The principal office of each of DDJ and the DDJ Affiliates, with the exception of DDJ Overseas Corp. is located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181. The principal office of DDJ Overseas Corp. is: c/o Goldman Sachs (Cayman) Trust, Ltd., P.O. Box 896, Harbour Centre, George Town, Grand Cayman, Cayman Islands, British West Indies.

     The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers and members of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

      Within the past five years, none of the DDJ Affiliates or the persons listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

     The shares to which this statement relates are owned by either The Copernicus Fund, L.P., The Galileo Fund, L.P., or DDJ Overseas Corp. (collectively, the "Funds").

|-----------------------|                         |--------------------------|
|CUSIP No. 03070L102    |                         |     Page 10 of 13 Pages  |
|-----------------------|                         |--------------------------|


Item 3.      Sources and Amount of Funds or Other Consideration:

     Item 3 is deleted in its entirety and amended as follows:

     The Funds which own or owned Shares purchased an aggregate 525,500 Shares for cash in the amount of approximately $4,352,412.25 including broker commissions. All of the 181,900 Shares of common stock owned by The Copernicus Fund, L.P. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; all of the 63,600 Shares owned DDJ Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; and all of the 280,000 Shares owned by The Galileo Fund, L.P. were purchased for cash.

     During the period from January 31, 1997 to March 31, 1997, the Funds did not purchase or sell Shares; therefore the Schedule B will not be filed with this Amendment No. 1.

|-----------------------|                         |--------------------------|
|CUSIP No. 03070L102    |                         |     Page 11 of 13 Pages  |
|-----------------------|                         |--------------------------|



Item 5.       Interest in Securities of Issuer:

     Paragraphs (a) and (b) of Item 5 are amended as follows:

      (a) DDJ Overseas Corp. owns, and DDJ Galileo, LLC and DDJ beneficially own as majority shareholder and investment manager, respectively, of DDJ Overseas Corp. 63,600 Shares, or approximately .51% of the outstanding Shares of the Company. The Copernicus Fund, L.P. owns, and DDJ Copernicus, LLC and DDJ beneficially own, as general partner and investment manager, respectively, of The Copernicus Fund, L.P. 181,900 Shares, or approximately 1.45% of the outstanding Shares of the Company. The Galileo Fund, L.P. owns, and DDJ Galileo, LLC and DDJ beneficially own, as general partner and investment manager, respectively of The Galileo Fund, L.P. 280,000 Shares, or approximately 2.23% of the outstanding Shares of the Company. DDJ as investment manager to the Funds may be deemed to beneficially own 525,500 Shares, or approximately 4.19% of the outstanding Shares of the Company. DDJ disclaims any such beneficial ownership.

     (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

|-----------------------|                         |--------------------------|
|CUSIP No. 03070L102    |                         |     Page 12 of 13 Pages  |
|-----------------------|                         |--------------------------|


                                    Signature
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     DDJ CAPITAL MANAGEMENT, LLC

Date:                                          By: /s/ Judy K. Mencher
                                                   -------------------------
                                                       Judy K. Mencher
                                                       Authorized Member

|-----------------------|                         |--------------------------|
|CUSIP No. 03070L102    |                         |     Page 13 of 13 Pages  |
|-----------------------|                         |--------------------------|


                                   SCHEDULE A
                                   ----------

     The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each of the DDJ Affiliates are set forth below. The business address of each person is 141 Linden Street, Suite 4, Wellesley, MA 02181 and the address of the corporation or organization in which such employment is conducted is the same as each person's business address, except that the principal address of DDJ Overseas Corp. is set forth in Item 2. All of the persons listed below are U.S. citizens.



NAME                          PRINCIPAL OCCUPATION OR EMPLOYMENT
----                          ----------------------------------

Daniel G. Harmetz             Principal of DDJ Capital Management, LLC,
                              DDJ Galileo, LLC and DDJ Copernicus, LLC

David J. Breazzano            Principal of DDJ Capital Management, LLC,
                              DDJ Galileo, LLC and DDJ Copernicus, LLC

Judy K. Mencher               Principal of DDJ Capital Management, LLC,
                              DDJ Galileo, LLC, DDJ Copernicus, LLC and
                              Vice President of DDJ Overseas Corp.